SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 15, 2006

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$16 million for the Fourth Quarter of 2005 and Net Income of US$80 million for Full Year 2005

Fourth Quarter 2005 Financial Highlights:

•	Credit disbursements increased 12% to US$2.3 billion; the credit portfolio increased 6% to US$3.6 billion; the trade portfolio increased 3% to US$2.6 billion.
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Driven by lower reversals of credit provisions and impairment losses, net income for the quarter decreased 17% to US$16 million.  Excluding the impact of reversal of credit provisions and impairment losses, net income increased 23% to US$9 million.

Full Year 2005 Financial Highlights:

•

Credit disbursements increased 47% to US$6.8 billion; the credit portfolio increased 23%; the trade portfolio increased 21%.  Excluding the impact of the collection of impaired credits, the credit portfolio increased 35%.

•

Driven by lower reversals of credit provisions and impairment losses, net income was US$80 million, compared to US$142 million in 2004.  Excluding the impact of provision reversals and net revenues from the impaired portfolio, net income grew by 42%.

•	During the year, 84% of the impaired portfolio in Argentina was collected. December 31, 2005 balances, net of reserves, were US$17 million.

Panama City, Republic of Panama, February 15, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$million, except percentages and per share amounts)	2004	2005	4Q04	3Q05	4Q05

Net Income	$141.7	$80.1	$53.9	$19.9	$16.4
EPS (1)	$3.61	$2.08	$1.39	$0.52	$0.43
Return on Average Equity	22.8%	12.9%	33.1%	13.0%	10.6%
Tier 1 Capital Ratio	42.9%	33.7%	42.9%	38.2%	33.7%
Net Interest Margin	1.65%	1.70%	1.46%	1.78%	1.77%
Book Value per common share	$16.87	$16.19	$16.87	$16.00	$16.19

(1)	Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, CEO of Bladex stated the following regarding the quarter’s results: “The fourth quarter marked a fitting end to a solid year. As was the case in the third quarter, all relevant indicators moved in the right direction.  The results were driven by a continued rise in our volume of business, with over US$2.3 billion in disbursements, 12% above the previous quarter’s already solid results.  With thin but steady margins, commission income on the rise, and gains in the securities portfolio, the increasing revenues offset both seasonal and one-time increases in quarterly expenses.  The resulting operating income totaled close to US$9 million, 23% higher than in the third quarter.  In addition, during the fourth quarter, non-accrual balances dropped by 39% to US$42 million.

For the year, the US$80 million net income figure was driven by a number of important business drivers working in the Bank’s favor, and only a few minor ones lagging our expectations.  Among the former, we have resolved nearly in full our impaired Argentine portfolio, and grown both, our volume of business and operating profit.  Significantly, during 2005, operating income from the impaired portfolio represented only 20% of our total operating income, versus 45% a year earlier.  Items working against us during the year included the negotiations geared around the Bank’s digital identity project which, although successful, took longer than anticipated, and our payments revenue stream, which remains small, in spite of increasing volumes.

From a stockholder perspective, we are glad to have shared the company’s success via the recently announced extraordinary dividend and increased quarterly common dividends.  The principle behind our capital management strategy remains unchanged: we will privilege financial strength, growth and investments, and return capital not needed to our shareholders.

For 2006, our business strategy remains unchanged as well: more products to more clients, within an external environment that, other than continued pressure on credit spreads, is largely expected to be favorable.  We will continue working on client diversification, and on deploying the new initiatives that we have announced.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

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About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2005, Bladex had disbursed accumulated credits of over US$135 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8563, e-mail: cyap@blx.com,

-or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly and annual results on February 16, 2006 at 11:00 a.m., New York City time.  For those interested in participating, please dial (800) 311-0799 in the United States or, if outside the United States, (719) 457-2695.  Participants should use conference ID# 8004473, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

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